UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

B&R ACQUISITION COMPANY

(Offeror)

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,309,403,868.82	$608,457.68

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 163,768,702 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for (i) 1,552,376 shares issuable pursuant to the vesting of restricted stock units and (ii) 5,950,014 shares issuable pursuant to outstanding options with an exercise price less than $31.00 per share, which is calculated by (x) multiplying the number of shares underlying an outstanding option with an exercise price less than $31.00 by an amount equal to $31.00 minus the exercise price for such option and (y) dividing such product by $31.00.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) B&R Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $31.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 10, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. The Company has advised Parent that, as of the close of business on July 5, 2012, (i) 163,768,702 Shares were issued and outstanding, (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company (iii) 17,752,529 Shares were reserved for issuance upon exercise of outstanding Company stock options pursuant to the Company’s equity compensation plans (of which 12,320,526 Shares were reserved for issuance upon exercise of outstanding Company stock options that are currently vested and exercisable), (iv) 1,552,376 Shares were reserved for issuance upon settlement of outstanding restricted stock units pursuant to the Company’s equity compensation plans and (v) 9,415,425 Shares were reserved for issuance upon conversion of the Company’s 3.00% Convertible Notes due 2014. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 10, 2012.

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 10, 2012.

(a)(5)(A)	Joint Press Release of Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 2, 2012).

(a)(5)(B)	Press Release issued by Bristol-Myers Squibb Company, dated July 10, 2012.

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.)

(a)(5)(D)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc., et al.)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, and B&R Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 3, 2012).

(d)(2)	Tender and Support Agreement, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, B&R Acquisition Company and certain stockholders of Amylin Pharmaceuticals, Inc., dated June 29, 2012.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B&R ACQUISITION COMPANY

By	/s/ Demetrios Kydonieus

Name:	Demetrios Kydonieus
Title:	Vice President

Date:	July 10, 2012

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Demetrios Kydonieus

Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Technology

Date:	July 10, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 10, 2012.

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 10, 2012.

(a)(5)(A)	Joint Press Release of Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 2, 2012).

(a)(5)(B)	Press Release issued by Bristol-Myers Squibb Company, dated July 10, 2012.

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.)

(a)(5)(D)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc., et al.)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, and B&R Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 3, 2012).

(d)(2)	Tender and Support Agreement, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, B&R Acquisition Company and certain stockholders of Amylin Pharmaceuticals, Inc., dated June 29, 2012.

(g)	None.

(h)	None.